UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CrowdGather, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

22787P107
(CUSIP Number)

March 1, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 22787P107	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,727,273 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,727,273 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,727,273 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 22787P107	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,727,273 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,727,273 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,727,273 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 22787P107	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,727,273 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,727,273 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,727,273 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 22787P107	13G	Page 5 of 10 Pages

Item 1 (a).	NAME OF ISSUER

CrowdGather, Inc., a Nevada corporation (the “Company”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

20300 Ventura Blvd., Suite 330 Woodland Hills, CA 91364

Item 2 (a).	NAME OF PERSON FILING
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE
Item 2(c).	CITIZENSHIP

Highbridge International LLC
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value (“Common Stock”)

Item 2(e).	CUSIP NUMBER

22787P107

CUSIP No. 22787P107	13G	Page 6 of 10 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a)           Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC beneficially owns 2,727,273 shares of Common Stock, and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the 2,727,273 shares of Common Stock.

In addition to the reported Common Stock, Highbridge International LLC owns certain warrants to purchase 2,045,454 shares of Common Stock which may not be exercised until September 4, 2011.

CUSIP No. 22787P107	13G	Page 7 of 10 Pages

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC.

(b)           Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon an aggregate of 54,070,186 shares of Common Stock, which includes (i) 46,433,822 shares of Common Stock issued and outstanding as of November 10, 2010, as represented in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission (the "SEC") on November 30, 2010, (ii) 7,136,364 shares of Common Stock issued on March 3, 2011, as reported on the Company's Current Report on Form 8-K, filed with the SEC on March 4, 2011, and (iii) 500,000 shares of Common Stock issued on January 5, 2011, as reported in the Company's Current Report on Form 8-K filed with the SEC on January 6, 2011.  Therefore, based on the Company's outstanding shares of Common Stock, (i) Highbridge International LLC may be deemed to beneficially own 5.04% of the outstanding shares of Common Stock of the Company, and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 5.04% of the outstanding shares of Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote
0

	(ii)	Shared power to vote or direct the vote
See Item 4(a)

	(iii)	Sole power to dispose or direct the disposition
0

	(iv)	Shared power to dispose or direct the disposition of
See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

CUSIP No. 22787P107	13G	Page 8 of 10 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS:

Exhibit I: Joint Filing Agreement, dated as of March 11, 2011, by and among Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 22787P107	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATED:  March 11, 2011

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

		By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva	By:	/s/ John Oliva
Title:	Managing Director	Name:	John Oliva
		Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN

CUSIP No. 22787P107	13G	Page 10 of 10 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of CrowdGather, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED as of March 11, 2011

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

		By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva	By:	/s/ John Oliva
Title:	Managing Director	Name:	John Oliva
		Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN